Mail Stop 4561

November 15, 2007

Mr. Gregory E. Smith
Chief Financial Officer
Federal Trust Corporation.
312 West 1st Street
Sanford, Florida 32771

   RE: **Federal Trust Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Form 10-K/A for the Fiscal Year Ended December 31, 2006
      Form 10-Q for the Fiscal Quarter Ended March 31, 2007
      Form 10-Q for the Fiscal Quarter Ended June 30, 2007
      Form 10-Q for the Fiscal Quarter Ended September 30, 2007
      File No. 001-31724

Dear Mr. Smith:

  We have reviewed your response letter dated October 26, 2007 and have considered the supplemental information provided by the company. We have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006
Consolidated Statement of Cash Flows, page 53

1. We have reviewed your response to prior comment one from our letter dated October 9, 2007. In your response, you state that in accordance with paragraph 9 of SFAS 102, you will reclassify the portion of loan proceeds relating to the sales of portfolio loans to cash flows from investing activities commencing with the September 30, 2007 Form 10-Q. Therefore, it appears that you have determined that the error is immaterial and that a restatement is not required. Please provide us with a comprehensive analysis of the quarterly and annual impacts of the changes to your Statements of Cash Flows, including the specific quantitative and qualitative factors considered (SAB 99 materiality analysis) when making your determination.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007
Item 4 – Controls and Procedures, page 23

2.   We have reviewed your response to prior comment two from our letter dated October 9,
        2007. As previously requested, please tell us your officers' conclusions regarding the
        effectiveness of your disclosure controls and procedures for the periods ending March 31,
        2007 and June 30, 2007.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

3.   We note net cash provided by operating activities decreased significantly from $13.3
        million, as previously reported in your September 30, 2006 Form 10-Q filed 11/08/2006,
        to $2.6 million as reported in this Form 10-Q. Please tell us why you did not disclose any
        information regarding the above mentioned cash flow classification error in this Form 10-
        Q.

                                    ****

        Please respond to these comments within 10 business days or tell us when you will
respond. You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-
3474 if you have questions.

                                                Sincerely,

                                                Sharon M. Blume
                                                Reviewing Accountant